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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999


                         Commission File Number 0-18927




                         TANDY BRANDS ACCESSORIES, INC.
                              STOCK PURCHASE PLAN

                              (full title of Plan)


                         TANDY BRANDS ACCESSORIES, INC.
                         690 East Lamar Blvd., Suite 200
                             Arlington, Texas 76011

         (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)




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                                    CONTENTS


                                                                          Page
                                                                          ----

TABLE OF CONTENTS ........................................................ 1

CERTIFIED PUBLIC ACCOUNTANT'S REPORT ..................................... 4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .......................... 5

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ............... 6

NOTES TO FINANCIAL STATEMENTS ............................................ 7-9

SIGNATURE PAGE ........................................................... 10

CONSENT OF INDEPENDENT ACCOUNTANTS ....................................... 11



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                         TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




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                         TANDY BRANDS ACCESSORIES, INC.
                             STOCK PURCHASE PROGRAM

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS



Report of Independent Auditors ............................................... 4

Financial Statements:

     Statements of Net Assets Available for Benefits ......................... 5

     Statements of Changes in Net Assets Available for Benefits .............. 6

Notes to Financial Statements ................................................ 7



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                            [WHITLEY PENN LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Stock Purchase Program



We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories Inc. Stock Purchase Program ("the Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tandy Brands Accessories Inc. Stock Purchase Program as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ WHITLEY PENN
Fort Worth, Texas
February 29, 2000



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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                          DECEMBER 31,
                                        1999        1998
                                    ----------   ----------
ASSETS
Cash and cash equivalents           $  909,856   $  838,756
Employer contribution receivable       440,570      410,566
                                    ----------   ----------
Total assets                         1,350,426    1,249,322


LIABILITIES                                 --           --
                                    ----------   ----------

Net assets available for benefits   $1,350,426   $1,249,322
                                    ==========   ==========




See auditors' report and accompanying notes.


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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                        YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                        1999              1998
                                                     ----------        ----------
ADDITIONS TO NET ASSETS:
Contributions:
   Employee contributions                            $  909,856        $  838,756
   Employer contributions                               440,570           410,566
                                                     ----------        ----------
                                                      1,350,426         1,249,322
                                                     ----------        ----------

Total additions to net assets                         1,350,426         1,249,322

DEDUCTIONS FROM NET ASSETS:
Benefit distributions                                 1,249,322           973,818
                                                     ----------        ----------

Net increase                                            101,104           275,504

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                     1,249,322           973,818
                                                     ----------        ----------
End of year
                                                     $1,350,426        $1,249,322
                                                     ==========        ==========



See auditors' report and accompanying notes.


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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


A.   DESCRIPTION OF PLAN

The following description of the Tandy Brands Accessories Inc. Stock Purchase Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The purpose of the Plan is to assist the employees of the Company in building personal net worth and to encourage ownership in the Company by providing a Plan for regular investment in the Company's common stock.

Employees who are of legal age, continuously employed for six months or more and work a minimum of twenty hours per week are eligible to participate in the Plan. Once an eligible employee reaches two years of continuous service, participation in the Tandy Brands Accessories, Inc. Employees Investment Plan is required to continue participation in the Plan.

CONTRIBUTIONS

A participant may contribute to the Plan through authorized payroll deduction of 5% or 10% of his qualifying compensation.

The Company matches 25% of the participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years of continuous employment that participate in the Tandy Brands Accessories, Inc. Employees Investment Plan receive a 50% matching contribution from the Company.

The employee payroll deduction is accumulated and the Company contribution is determined and accrued monthly. The total contributions for each month are credited to the participants' accounts as stock on the basis of a price equal to the average of the closing price of the stock for each trading day in the month.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contribution and the Company's contribution for each month. Participant accounts are valued on a monthly basis in accordance with the Plan's provisions.

VESTING

Participants are immediately vested (at all times) in all contributions plus actual earnings thereon.


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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A.   DESCRIPTION OF PLAN - CONTINUED

PAYMENT OF BENEFITS

Each participant's account is distributed no later than February 15th following the end of each calendar year. Fractional shares are retained, however, fractional shares pertaining to former employees may be paid in cash in accordance with the Plan's provisions.

B.   SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Company stock is valued at its quoted market price. This investment is subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis.

PAYMENT OF BENEFITS

Benefits are recorded when paid. Benefits payable at December 31, 1999 and 1998 approximated $1,350,426 and $1,249,322, respectively.


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              TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


C.   ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of cash, are held by the Company.

Contributions are held and managed by the Company, which invests cash received, and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.


D.   AVERAGE SHARE PRICE

The average share price each month for the Company common stock for the year ended December 31, 1999:


                                       AVERAGE
                      MONTH          SHARE PRICE
                    ----------       -----------
                     January           16.5329
                     February          16.0000
                     March             15.7011
                     April             14.3780
                     May               15.8125
                     June              16.0739
                     July              15.9934
                     August            14.4219
                     September         13.7297
                     October           13.8651
                     November          13.5313
                     December          13.6634


E.   TAX STATUS

The Plan is not a qualified plan as determined by the Internal Revenue Code.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             TANDY BRANDS ACCESSORIES, INC.
                                             STOCK PURCHASE PLAN



                                             /s/ J.S.B. Jenkins
                                             -----------------------------------
                                                 J.S.B. Jenkins
                                                 Administrative Committee Member



 Date:  March 31, 2000



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                           [WHITLEY PENN LETTERHEAD]



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation of our report dated February 29, 2000, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No. 33-41262) pertaining to the Tandy Brands Accessories, Inc. Stock Purchase Program.


/s/ WHITLEY PENN

Fort Worth, Texas
February 29, 2000



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